EnLink Midstream, LLC

333 W. Sheridan Avenue

Oklahoma City, Oklahoma 73102

February 4, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:                             Registration Statement on Form S-4 (File No. 333-192419) of EnLink Midstream, LLC

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated to 2:00 p.m., Washington, D.C. time, on February 5, 2014, or as soon thereafter as practicable. EnLink Midstream, LLC (the “Company”) hereby acknowledges that:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENLINK MIDSTREAM, LLC

By:	EnLink Midstream Manager, LLC, its sole
member

By:	Devon Gas Services, L.P., its sole member

By:	Devon Gas Operating, Inc., its general
partner

By:	/s/ Darryl G. Smette
Name:	Darryl G. Smette
Title:	Executive Vice President